UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2012	Commission File Number: 000-50799

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road

Havant

PO9 1SA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

XYRATEX LTD

CLARENDON HOUSE, CHURCH STREET,

HAMILTON, BERMUDA

SUPPLEMENT TO PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On June 26, 2012

This Proxy Statement Supplement, dated June 18, 2012 (this “Supplement”), supplements the Proxy Statement dated May 14, 2012 (the “Proxy Statement”) relating to the solicitation of proxies by the Board of Directors of Xyratex Ltd (the “Company,” “we,” “us” and “our”) for the annual general meeting of shareholders of the Company to be held at 14.00 local time, on Tuesday, June 26, 2012, and any adjournment or postponement of that meeting (the “Annual Meeting”) at Crowne Plaza Euralille Hotel, 335 Boulevard de Leeds, 59777 Lille, France.

The primary purpose of this Supplement is to provide updated information relating to our equity incentive schemes, as described in our Annual Report on Form 20-F for the fiscal year ended November 30, 2011 (the “Annual Report”).  The information provided in the Proxy Statement continues to apply and should be considered in voting your shares.

PROPOSAL 3

APPROVAL OF THE AMENDED AND RESTATED 2006 INCENTIVE AWARD PLAN

Employee Equity Incentive Awards

We operate a range of equity incentive schemes, covering restricted stock units (“RSUs”), share purchase plans, share option plans and restricted stock awards, as described further in the Annual Report.  The following table contains a summary of outstanding RSUs and options granted under our equity incentive schemes and other share based awards as of February 29, 2012:

Name of Plan	Unissued shares over which we have granted RSUs (# in thousands) (a)	Unissued shares over which we have granted options (# in thousands) (b)(1)	Weighted- average exercise price of outstanding options (c)	Weighted- average remaining contractual term (years) (d)
RSUs	1,758	—	$—	1.9
The Sharesave Plan	—	205	$8.82	2.6
Employee Share Purchase Plan	—	46	$8.54	0.1
The Xyratex Ltd Approved Plan	—	53	$14.31	2.9
The Xyratex Ltd Unapproved Plan	—	287	$14.25	2.9
The Unapproved Schedule	—	73	$4.55	0.5
The 2004 Plan	—	71	$13.88	3.1
The Directors Stock Option Plan	—	40	$14.00	2.3

(1)                                  95 of the unissued common shares over which we have granted options are held by The Xyratex UK Employee Benefit Trust.  Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by us over such common shares.

As of February 29, 2012, there were 361,323 securities remaining available for future issuance under our equity incentive schemes not including those securities previously granted as RSUs or options, as reflected in columns (a) and (b) of the table above.

1

VOTING MATTERS

If you have already voted by Internet, telephone or mail, you do not need to take any action unless you wish to change your vote.  Proxy voting instructions already returned by shareholders (via Internet, telephone or mail) will remain valid and will be voted at the Annual Meeting unless revoked.  Important information regarding how to vote your shares and revoke proxies already cast is available in the Proxy Statement under the captions “How to Vote?” and “Change or Revocation of Proxies.”

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: June 18, 2012	By:	/s/ Richard Pearce

		Name:	Richard Pearce
		Title:	Chief Financial Officer